RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514
Writer’s Direct Fax:  (516) 663-6714
Writer’s E-Mail:  rsatin@rmfpc.com

June 27, 2011
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-167939
Filed on June 1, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 22, 2011 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the Comments, the Company has attached the revised pages only.  Accordingly, it is respectfully requested that in the event that the staff has no further comments, that the Company be allowed to include such changes in its final prospectus filed pursuant to Rule 424(b).

Management’s Discussion & Analysis

1.           We note your revised disclosure and response to comment five of our letter dated May 23, 2011.  We note that the open periods for buyers and suppliers last for 30-45 days each.  Disclosure of the success or other status of your October 2010 and December 2010 pools should be updated, as the buyer and seller periods appear to have passed.  In this regard, we note that you do not appear to have generated any revenue as of March 31, 2011.  Please revise accordingly.

United States Securities and Exchange Commission
June 27, 2011

COMPANY RESPONSE:

It is respectfully noted that the disclosure in Management’s Discussion & Analysis (in addition to the “Summary Information” section on page 6 and “Information with Respect to the Registrant” on page 26) has been revised to include the following:

The system requires the buyers to designate an anticipated approval or award date so that the suppliers are fully informed as to how long their bids must be valid.  A determination of award may take as long as 180 days from the date that the bids are due from suppliers.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN
For the Firm

Except for the rights granted under the License Agreement, Licensor retains all rights, title and interest to the Technology and any improvements thereto—although the License includes the Company’s right to utilize such improvements.

The term of the License commences the date of execution of the Licensing Agreement (“Execution Date”) and continues for a term of twenty (20) years, ending on the twentieth anniversary of the Execution Date.  In addition to other requirements, the continuation of the license is conditioned on the Company generating net revenues in excess of expenses in the normal course of operations or the funding by the Company of a minimum of $10,000,000 for "qualifying research, development and commercialization expenses" in accordance with the following schedule:

(a)	a minimum of US$1,000,000 during the period commencing upon the Execution Date and ending on the first anniversary of the Execution Date; or

(b)	a minimum of US$4,000,000 during the period commencing upon the Execution Date and ending on the second anniversary of the Execution Date; or

(c)	a minimum of US$10,000,000 during the period commencing upon the Execution Date and ending on the third anniversaryof the Execution Date

The Licensing Agreement calls for royalties payable by the Company to the Licensor of ten percent (10%) of all gross revenues resulting from the use of the Technology by the Company and twenty-five percent (25%) of all royalties and fees received from third party sublicensees.

The license is terminated upon the occurrence of events of default specified in the License Agreement.

The Company played no role in the development of the Technology.  The business concept behind the Technology was developed primarily by Richard Aland, the Company founder, although he played no role in the actual development of the Technology.    Since the Company has just begun to apply the Technology commercially, the Company is unable to estimate the commercial value of the Technology.   Licensor was created for the purpose of developing and implementing the software application necessary for implementation of Mr. Aland’s vision of how state and local governments could effectively generate large-scale savings on the purchase of capital assets and certain commodities (motor fuel and water treatment chemicals).   Licensor has been in business since August, 2005 and during the time since its commencement of operations through 2009, it developed the software application.  Notwithstanding, Licensor found that it lacked the capabilities to effectively and successfully market the concept.  Licensor therefore determined to focus solely on software development with a strategy to sell or license the software and to provide support for the software. To the best of the Company’s knowledge, Licensor has never been, is not currently and has no plans in the future to engage in the demand aggregation pools business.  DPGS is strictly a software development company which developed the electronic application or platform which is licensed to the Company. Further, the Company believes that Licensor has no intent to engage in a business similar to the Company in the United States (which the Company believes would be in violation of the terms of the License). The Company believes that Licensor has not generated any revenues to date.

The Company investigated a variety of software applications as possible alternatives to the licensed software, but did not find any alternative software which it viewed as being as sophisticated, scalable and flexible as the software application licensed from Licensor.

The Company’s application platform is fully functional in its current state and it is currently conducting its first non-beta pooled purchase of products for state and local governments.  The process for operating its aggregation platform involves posting the opening of a pooled purchase of a specific product on its website and allowing buyers to join the pool for 30-45 days.  At the end of this period, the pool automatically closes for buyer access and opens to supplier access for capturing all posted IFBs, evaluating the IFBs, formulating and submitting their bids.  The period for supplier bidding is also typically 30-45 days and requires that all bids must be submitted prior to the end of this period, at which time suppliers no longer are permitted access and access returns to the buyers for capturing and evaluating their bids and awarding contracts.  The system requires the buyers to designate an anticipated approval or award date so that the suppliers are fully informed as to how long their bids must be valid.  A determination of award may take as long as 180 days from the date that the bids are due from suppliers.  If a supplier is selected as the winning bidder, it enters into a contract negotiation period with the buyer and this is conducted independent of the Company’s platform.  If a contract is completed, the suppliers are responsible for paying the Company’s platform use fee.  The suppliers of the product pay the fees charged by the Company.

The subject product is motor fuel and the next product pools will be for water treatment chemicals and police and other vehicles.  The Company is currently ascertaining the optimal timing for the launch of pooled purchases for these products. The Company launched its first non-beta pool in October 2010, which was followed by a Winter Motor Fuel Pool the last week in December 2010 and recently launched its Spring Motor Fuel Pool.  The Fall Motor Fuel Pool was cancelled due to the withdrawal of a buyer with substantial fuel requirements, because it could not accept bids solely in an electronic format.  Modifications to the Company’s platform now require bids in an electronic format, but allow for the buyer to designate that it must also receive written copy of the bid.  No assurance can be given that one or more awards will be made or revenues will be generated from the award of contracts by buyers.

Management schedules pools to be open for approximately 30 days for buyer participation including the posting or building of their IFBs within the DEPO platform.  At the end of this period, the pool access will be flipped to suppliers for approximately 30 days, during which time suppliers are invited to capture all requirements of the pool participants (buyers’ bid requests).  At the end of this second 30-day period, precisely at a specified time established by the Company and governed by the U.S. Atomic Clock, for accuracy, bids are due from suppliers.  Immediately, thereafter, access to suppliers is terminated and buyer access commences for capturing all bids.  State and local government buyers vary in the timing of how long they require for evaluating and awarding contracts from immediately (solely based upon lowest responsive bid), to as long as 180 days.  Twenty-five percent of DEPO’s Platform Use Fee is due within 30 days of reaching contract agreement with the supplier(s) and the balance (remaining 75%) due when the products are delivered to the SLGs.

Certain products are characterized by short pay cycles.  For example, in the fuel supply chain, bulk fuel is sold by refiners to jobbers and by jobbers to end-user buyers.  Jobbers must pay for fuel, which they purchase for resale, within 10 days and therefore, generally require that the end-user buyers pay within 10 days.  Fuel is often delivered as frequently as twice weekly to transit agencies, for example, but perhaps weekly or bi-weekly to cities. There are numerous instances where fuel is delivered more frequently, as well as less frequently, such as monthly.

Other products such as configurable vehicles (e.g., police cars) may have delivery schedules of several weeks to several months and both the final delivery by the suppliers and product acceptance by the end-user buyers, governs the payment cycle for those products.

Launching pools for products other than motor fuel, water treatment chemicals, police, pursuit and other vehicles will depend upon the Company’s ability to generate funds from fund-raising activities or from the operation of prior pooled transactions.  The cost of researching, adding staffing, evaluating purchase patterns of the Company’s target market buyers, the specifications generally employed for those products, identifying the suppliers of those products, pricing mechanisms, delivery terms and conditions, distribution channels and completing catalogs that incorporate the parameters for those products is estimated to be approximately $50,000-$100,000 for each of those products and without additional funding or the generation of revenues from the operation of pools for the initial 3 products (or the combination of the two), there is no assurance that the Company will have sufficient resources to fund these costs.  The actual development of the additional software that would enable the Company to launch pools for the purchase of products other than the 3 product categories identified above, is substantially the responsibility of the Licensor and becomes part of the exclusive North American license as well as the non-exclusive license outside of North America.  The Company (Licensee) retains the right to outsource to other software development firms other components of the Company’s offering, if it chooses to expand the scope of its offering. If the Company chooses to outsource future development to firms other than the Licensor, the Company will do so on a “work for hire” basis so that the additional developed technology would belong to the Company.  However, there is no assurance that the additional development, if outsourced to a third party, can be achieved on a “work for hire” basis.  The Licensor retains the right to offer the demand aggregation platform, as it is currently developed and as enhanced by additional development, to other prospective licensees outside of North America.

THE SLG PROBLEM AND SOLUTION

Given current economic conditions, SLGs are today faced with greater pressures to reduce budgets and expenditures, than has been the case in the recent past.  They have only limited tools for addressing economic shortfalls— (i) raising taxes, (ii) curtailing services or (iii) cutting staffing. The use of the Company’s demand aggregation platform can be of significant benefit in achieving procurement savings, particularly for capital assets and other large purchases that represent large components of many SLG budgets.

THE MARKET / SUSTAINABILITY / COMPETITION

Market. The Company’s target market primarily includes states, counties, provinces, parishes, cities, school and hospital districts, higher education, airports, transit agencies and associations of governments nationwide. SLG purchases of goods and services represent a significant portion of the Gross Domestic Product.  Product categories include, among others, mass transit rail cars and buses, police cars, airport and building security equipment, school buses, fire trucks, garbage trucks, lighting, traffic signaling and other capital assets as well as for commodities such as motor fuels, and water and waste water treatment chemicals. These types of products are purchased repetitively , largely irrespective of economic conditions , since they are considered essential for the efficient operation of government . The type of products for which pooled purchases are to be scheduled may change numerous times in the course of a 12-month period and it is the intention of the Company to be as responsive to buyers’ needs as possible.  For example, if a significant hurricane were to hit the Southeastern U.S., it is likely that state and local governments would ask for us to consider running pools for the purchase of back-up power generators to ensure that critical operations such as “911 Service” remains fully operational.  We, therefore, will adjust the timing of when pools will open to the needs of the buyers to the extent we have the financial flexibility to do so.  In order to achieve the financial flexibility, the Company will use its best efforts to raise additional funding and to be successful in the operation of its initial 3 product category pools (motor fuel, water treatment chemicals and police and other non-pursuit automobiles).  In the long term, the Company hopes to be responsive to requests from SLG buyers for almost any products or services where meaningful potential savings can reasonably be achieved through cooperative buying.

The Company’s net losses to date are primarily attributable to pre-launch salaries and costs of general business model implementation, coupled with the late launch of its first revenue-production pool which will not likely settle until the beginning of the second quarter of 2011.  The Company believes that these results will not be characteristic of the Company’s operating results once it launches additional pooled purchases.  With respect to the funding milestones detailed in the License, the Company is not required to fund the $10,000,000 (for "qualifying research, development and commercialization expenses") amount as long as it achieves gross profitability within the first three years of the Licensing Agreement. The Company’s future success is therefore very dependent upon its ability to achieve profitable operations and generate cash from operating activities. There is no assurance that the Company will be able to generate sufficient cash from operations or raise the required capital to achieve continued existence or fund its business model.  Should the Company be unable to obtain additional funding, its operations will be materially affected.

The Company’s application platform is fully functional in its current state and it is currently conducting its first non-beta pooled purchase of products for state and local governments.  The process for operating its aggregation platform involves posting the opening of a pooled purchase of a specific product on its website and allowing buyers to join the pool for 30-45 days.  At the end of this period, the pool automatically closes for buyer access and opens to supplier access for capturing all posted IFBs, evaluating the IFBs, formulating and submitting their bids.  The period for supplier bidding is also typically 30-45 days and requires that all bids must be submitted prior to the end of this period, at which time suppliers no longer are permitted access and access returns to the buyers for capturing and evaluating their bids and awarding contracts.  The system requires the buyers to designate an anticipated approval or award date so that the suppliers are fully informed as to how long their bids must be valid.  A determination of award may take as long as 180 days from the date that the bids are due from suppliers. If a supplier is selected as the winning bidder, it enters into a contract negotiation period with the buyer and this is conducted independent of the Company’s platform.  If a contract is completed, the suppliers are responsible for paying the Company’s platform use fee.  The suppliers of the product pay the fees charged by the Company.  The subject product is motor fuel and the next product pools will be for water treatment chemicals and police and other vehicles.  The Company is currently ascertaining the optimal timing for the launch of pooled purchases for these products. The Company launched its first non-beta pool October 2010, which was followed by a Winter Motor Fuel Pool in December 2010 and recently launched its Spring Motor Fuel Pool.  The Fall Motor Fuel Pool was cancelled due to the withdrawal of a buyer with substantial fuel requirements, because it could not accept bids solely in an electronic format.  Modifications to the Company’s platform now require bids in an electronic format, but allow for the buyer to designate that it must also receive written copy of the bid.  No assurance can be given that one or more awards will be made or revenues will be generated from the award of contracts by buyers.

The Company’s funding plans include selling additional capital stock and/or borrowing to fund the aforementioned expenses. The Company intends to approach Hedge Funds, Venture Capital Groups, Private Investment Groups and other Institutional Investment Groups in its efforts to achieve future funding.

The Company will require significant additional financing in order to market its demand aggregation solutions platform to suppliers and buyers, achieve the milestones and generate revenue to avoid the discontinuation of the License, including the following estimated amounts for research, development and commercialization expenses related to the Technology. The Company therefore intends to raise an aggregate of $15 million in 2011 and 2012, the proceeds of which would be utilized as follows: